UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Superconductor Corporation

File No. 000-19672- CF#26140
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American Superconductor Corporation submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on August 14, 2003.

Based on representations by American Superconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros Gupta
Special Counsel